Exhibit 21.1

Subsidiaries of Cardtronics, Inc.

Entity	Jurisdiction of Organization

Cardtronics USA, Inc.	Delaware

Cardtronics Holdings, LLC	Delaware

Cardtronics Limited	United Kingdom

Bank Machine (Acquisitions) Limited	United Kingdom

Bank Machine Limited	United Kingdom

Green Team Services Limited	United Kingdom

ATM National, LLC	Delaware

Cardtronics de Mexico S.A. de C.V.	Mexico City, Mexico